## Synovus Securities, Inc. 2021 Exemption Report

Synovus Securities, Inc., (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R.§240.17a-5,"Reports to be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 by operating pursuant SEC Rule 15c3-3(k)(2)(ii) clearing all transactions on a fully disclosed basis through its clearing firm, National Financial Services LLC (NFS). The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the year ended December 31, 2021, except as described in the *Exception Listings* section below.

(2) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company) except as described in the *Exception Listings* section below.

### Exception Listings

From the period of January 1, 2021 through December 31, 2021, a total of 121 checks were forwarded to the clearing firm the day following receipt of the check from a customer but were not forwarded to the clearing firm by noon, and a total of 169 checks were forwarded directly to the issuer for subscription-way transactions (Carrier).

A total of 24 checks received at branch locations were not forwarded to the home office the same day received at the branch or the home office did not forward the same day received. Following are the details of these instances:

a) A check for $100 was received from client at the Perry branch location on May 5, 2021 and was placed in the Fed Ex drop box after the last Fed Ex pickup. This delayed overnight delivery to the home office location, and the item was received in the home office on May 7, 2021 and sent via overnight courier to American Funds on that same day.

b) A check for $389,000 was received from client at the Jasper branch location on May 10, 2021 and held in a secure location pending Principal review. Principal approved on May 19, 2021 and check was overnighted to Jackson on that same day.

c) A check for $55,886.93 was received from client at the Rome branch location on May 24, 2021 and was placed in the Fed Ex drop box after the last Fed Ex pickup. This delayed overnight delivery to the home office location, and the item was received in the home office on May 25, 2021 and sent via overnight courier to National Financial on that same day.

d) A check for $4,000 was received from client at the Athens branch location on July 9, 2021 and sent to the home office via overnight courier on that same day. However, the courier redelivered the package to the branch in error and the branch re-sent via overnight courier back to the home office on July 14, 2021 and the home office sent via overnight courier to Fidelity on that same day.

e) A check for $24,542.70 was received from client at the Destin branch location on September 7, 2021 and was placed in the Fed Ex drop box after the last Fed Ex pickup. This delayed overnight delivery to the home office location, and the item was received in the home office on September 9, 2021 and sent via overnight courier to National Financial on that same day.

f) A check in the amount of $58,163.13 was received from client at the Athens branch location on September 8, 2021 and was placed in the Fed Ex drop box after the last Fed Ex pickup. This delayed overnight delivery to the home office location, and the item was received in the home office on September 10, 2021 and sent via overnight courier to National Financial on that same day.

g) A check in the amount of $153.31 was received from client at the Columbus Home Office branch on October 5, 2021 after the last Fed Ex pickup. The item was held in a secure location and on October 6, 2021 was sent via overnight courier to Fidelity.

h) A check in the amount of $104.25 was received from client at the Columbus Home Office branch on October 5, 2021 after the last Fed Ex pickup. The item was held in a secure location and on October 6, 2021 was sent via overnight courier to Fidelity.

i) A check in the amount of $104.25 was received from client at the Columbus Home Office branch on October 5, 2021 after the last Fed Ex pickup. The item was held in a secure location and on October 6, 2021 was sent via overnight courier to Fidelity.

j) A check in the amount of $98.10 was received from client at the Columbus Home Office branch on October 5, 2021 after the last Fed Ex pickup. The item was held in a secure location and on October 6, 2021 was sent via overnight courier to Fidelity.

k) A check in the amount of $153.31 was received from client at the Columbus Home Office branch on October 5, 2021 after the last Fed Ex pickup. The item was held in a secure location and on October 6, 2021 was sent via overnight courier to Fidelity.

l) A check in the amount of $1,000.00 was received from client at the Calhoun branch location on October 5, 2021 and held in a secure location pending Principal review. Principal approved on October 12, 2021 and branch sent via overnight courier to the Columbus Home Office branch. The Columbus Home Office branch sent via overnight courier to College America on that same day.

m) A check in the amount of $1,000.00 was received from client at the Calhoun branch location on October 5, 2021 and held in a secure location pending Principal review. Principal approved on October 12, 2021 and branch sent via overnight courier to the Columbus Home Office branch. The Columbus Home Office branch sent via overnight courier to College America on that same day.

n) A check in the amount of $1,000.00 was received from client at the Calhoun branch location on October 5, 2021 and held in a secure location pending Principal review. Principal approved on October 12, 2021 and branch sent via overnight courier to the Columbus Home Office branch. The Columbus Home Office branch sent via overnight courier to College America on that same day.

o) A check in the amount of $25,266.01 was received from client at the Birmingham branch location on October 13, 2021 and was placed in the Fed Ex drop box after the last Fed Ex pickup. This delayed overnight delivery to the home office location, and the item was received in the home office on October 15, 2021. The check did not meet acceptance guidelines and was returned to the client on this same day.

p) A check in the amount of $153.31 was returned to Synovus by National Financial because the item was not in good order and the Columbus Home Office branch received on October 21, 2021 and held in a secure location pending administrative action required and was sent via overnight courier to National Financial on October 25, 2021.

q) A check in the amount of $104.25 was returned to Synovus by National Financial because the item was not in good order and the Columbus Home Office branch received on October 21, 2021 and held in a secure location pending administrative action required and was sent via overnight courier to National Financial on October 25, 2021.

r) A check in the amount of $98.10 was returned to Synovus by National Financial because the item was not in good order and the Columbus Home Office branch received on October 21, 2021 and held in a secure location pending administrative action required and was sent via overnight courier to National Financial on October 25, 2021.

s) A check in the amount of $104.25 was returned to Synovus by National Financial because the item was not in good order and the Columbus Home Office branch received on October 21, 2021 and held in a secure location pending administrative action required and was sent via overnight courier to National Financial on October 25, 2021.

t) A check in the amount of $967.14 was received from client at the LaGrange branch location on December 14, 2021 and sent via overnight courier to the home office on that same day. The home office received on December 15, 2021 after the last Fed Ex pickup and held item in a secure location and sent via overnight courier to National Financial on December 16, 2021.

u) A check in the amount of $63.75 was received from client at the LaGrange branch location on December 14, 2021 and sent via overnight courier to the home office on that same day. The home office received on December 15, 2021 after the last Fed Ex pickup and held item in a secure location and sent via overnight courier to National Financial on December 16, 2021.

v) A check in the amount of $73.97 was received from client at the LaGrange branch location on December 14, 2021 and sent via overnight courier to the home office on that same day. The home office received on December 15, 2021 after the last Fed Ex pickup and held item in a secure location and sent via overnight courier to National Financial on December 16, 2021.

w) A check in the amount of $120.73 was received from client at the LaGrange branch location on December 14, 2021 and sent via overnight courier to the home office on that same day. The home office received on December 15, 2021 after the last Fed Ex pickup and held item in a secure location and sent via overnight courier to National Financial on December 16, 2021.

x) A check in the amount of $3,000 was received from client at the Calhoun branch location on March 31, 2021 after the last Fed Ex pickup. The item was held in a secure location and on March 24, 2021 was sent via overnight courier to College America.

From the period of January 1, 2021, to December 31, 2021, the firm received 443 deliveries of securities certificates from clients at the branch locations and transmitted via overnight courier by the branch the same day it received the securities, subsequently were received at the Company's home office the next day, and promptly booked by home office personnel to the respective client account. That same day, home office personnel sent the physical certificates via overnight courier to National Financial Services LLC (NFS) for final processing but were not transmitted to NFS by noon.

There were 149 instances where there was a delay in booking and/or forwarding the securities received on the same day. Those details are as follows:

a) On January 8, 2021 certificates were received from client at the LaGrange branch location and sent via overnight courier to the home office location on that same day. The home office held the certificates in a secure location pending confirmation that National Financial would book due to staff shortage and volume of certificates. Upon approval from National Financial, the home office sent via overnight courier on January 12, 2021 to National Financial Services.

**Affirmations**

On behalf of Synovus Securities, Inc., the undersigned affirm that to the best of their knowledge and belief, this Exemption Report is true and correct.

By: _Angela Wills_      2/28/22

Angela Wills, Controller          Date

By: _[signature]_      2/28/22

Leah Kirk, Chief Operating Officer      Date

By: _[signature]_      2/28/2022

Gene Gunderson, Chief Compliance Officer      Date